

March 23, 2009

Mr. Witcor Musial, Chief Executive and Financial Officer
TAMM Oil and Gas Corp.
Suite 405, 505 8th Ave., SW
Calgary, Alberta CANADA T2P 1G2

> **Re: TAMM Oil and Gas Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, September 30, and**
> **December 1, 2008**
> **Filed August 13, 2008, November 14 and 25, 2008 and February 17,**
> **2009**
> **File No. 0-52881**

Dear Mr. Musial:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Business, page 4

Organizational, page 4

1. You state when you created your wholly-owned subsidiary, Tamm Oil and Gas
    Corp., in November 2007, you "conducted a reverse merger" between Hola
    Communications, Inc. and Tamm Oil and Gas Corp. Please tell us what
    accounting entries were recorded to reflect this reverse merger, how the amounts
    therein were determined, and where and how your reflected the reverse merger in
    your financial statements.

Reports to Security Holders and Available Information, page 7

2. In future filings, please refer to the location of the U.S. Securities and Exchange
    Commission at its current address, 100 F Street, NE, Washington, DC, 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
15

Capital Commitments, page 17

3. Please consider whether your information pertaining to accounts payable, accrued
    expenses and related party payables is appropriately depicted among your
    contractual obligations, as defined in Item 303(a)(5)(ii) of Regulation S-K.

Plan of Operation, page 20

4. Your disclosure indicates the royalty agreement is subject to the condition of your
    completion of a private placement. Tell us whether this private placement
    occurred as of the date of your financial statements and how such placement was
    recorded. If such placement has not occurred, tell us why you recorded the
    royalty agreement as an asset in your March 31, 2008 balance sheet.

5. Provide additional disclosure of the rights and obligations you have assumed or
    will assume under the royalty arrangement. Refer to the instructions to Item
    303(a) of Regulation S-K.

Notes to Financial Statements, page F-7

Note 3 – Summary of Significant Accounting Policies, page F-7

General

6.   Provide disclosure of your accounting policy for the recognition and measurement
        of share-based payment transactions in exchange for intangible and other assets.

7.   We note that your royalty agreements are considered intangible assets. Provide
        all the disclosures required under SFAS 142, paragraphs 44-47, for intangible
        assets. In particular, disclose the facts and circumstances leading to any
        impairment, and a disclosure of your policy for the recognition and measurement
        of impairment loss for intangible assets.

Exploration Stage Enterprise, page F-7

8.   The words "development" and "production" have very specific meanings under
        Regulation S-X, Rule 4-10 and Industry Guide 7. As you do not have any proven
        reserves as defined by those standards, please remove these terms throughout the
        document, including your financial statements and footnotes, and replace them as
        needed with the terms "explore" and "exploration."

Oil Sands Properties, page F-8

9.   Please revise this disclosure to clearly describe your treatment of exploration
        costs prior to the establishment of proven reserves, and whether you intend to
        follow the successful efforts or full cost method for your oil sands properties.
        Refer to Regulation S-X, Rule 4-10 for further guidance.

Depreciation, Depletion and Amortization, page F-8

10.   We note you do not report proven reserves as defined under Regulation S-X, Rule
        4-10 and Industry Guide 7. Please revise your disclosure to discuss only the
        furniture and equipment you currently own that is subject to depreciation,
        depletion and amortization.

Evaluation of Impairment of Long-lived Assets, page F-10

11.   Please revise this disclosure to clearly describe the treatment of your exploration
        costs prior to the establishment of proven reserves, and indicate whether you
        intend to follow the successful efforts or full cost method for your oil and natural
        gas properties. Also, please revise this disclosure to address your policy for
        evaluation of unproved properties, and remove all references regarding proven
        reserves.

Note 4 – Receivable from an Affiliated Entity, page F-10

12.   Remove the disclosure with regard to the estimate of barrels of oil contained on
        the property, if such estimate is not based on proven reserves.

Note 6 – Capital Stock and Warrants, page F-11

Common Stock, page F-12

13.   Please tell us the facts and circumstances you evaluated to conclude that the
        DWOG shares had a $54 million loss in value that is other than temporary,
        subsequent to date of the exchange. Refer to APB Opinion 18, paragraph 19(h).

Note 7 – Oil Sands Properties, page F-13

14.   Remove the reference to the determination of heavy oil in place, if such reference
        is not based on proven reserves.

Controls and Procedures, page 23

15.   We note your restatement for the period ended December 31, 2007 in your Form
        10-Q/A filed July 17, 2008. Please consider whether the restatement you reported
        in such amended filing impacts your conclusions regarding the effectiveness of
        your disclosure controls and procedures *as of the end of the period* covered by the
        fiscal 2008 annual report or the amended quarterly report, and revise your
        disclosure as appropriate. If you conclude no change in your conclusion is
        required, provide a full explanation as part of your response.

Changes in Internal Controls, page 24

16.   You reported no *significant* changes in internal controls *subsequent to* the date of
        your evaluation. Please revise this to address any changes in internal controls
        over financial reporting that occurred in the fourth quarter of your fiscal year.
        Refer to Regulation S-K Item 308T(b).

Form 10-Q/A for the Period Ended September 30, 2008

Notes to Unaudited Condensed Financial Statements, page 8

Note 6 – Contingencies, page F-12

17.   You disclosed that you entered into a termination and rescission agreement with regard to the DWOG shares, as of July 1, 2008. Tell us why you have not reversed the effects of the original transaction and subsequent impairment recorded in your financial statements, as of December 31, 2007.

Engineering Comments

Oil Sands Properties, page F-13

Peace River Purchase, page F-13

18.   You state that the Company has received an engineering report for the determination of significant quantities of heavy oil in place. Please tell us what you mean by this statement and the meaning of the word significant.

19.   Please disclose the name of the independent engineer that provided the engineering report regarding the oil in place on the oil sand leases. Please see instruction 4(B) to Item 102 of Regulation S-K.

Corporate Website: (www.tammoilandgas.com}

20.   We note in various places on this website where you cite estimated volumes of original oil in place. In SEC filings you may only disclose proved oil and gas reserves. Other classifications, such as unproved reserves, resources or oil in place can not be disclosed. On company websites and in press releases where you disclose volumes of oil and gas other than proved we ask that these disclosures also be accompanied by the following cautionary language:

> *Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms {in this press release/on this web site}, such as [identify the terms], that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. XXXXX, available from us at [registrant address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.*

Please see our website guidance pertaining to oil and gas disclosure and specifically under paragraph j at the following url:

http://www.sec.gov/divisions/corpfin/guidance/cfoilgasinterps.htm

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Donald Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief